Exhibit 99.1

FOR IMMEDIATE RELEASE

Investor Relations:	Media Relations:
Chris Burns Ph: 800-252-3526 David Marshall Ph: 353-1-709-4444	Niamh Lyons Ph: 353-1-663-3600 US Media Relations Ph: 866-964-8256

ELAN TO PRESENT AT JEFFERIES 2011 GLOBAL HEALTHCARE CONFERENCE

DUBLIN, IRELAND, June 1, 2011 -- Elan Corporation, plc (NYSE: ELN) announced today that it will present at the Jefferies 2011 Global Healthcare Conference on Tuesday, June 7th at 9:30am Eastern Time and 2:30pm British Summer Time.

Interested parties may access a live audio webcast of the presentation by visiting the Investor Relations section of the Elan website at http://www.elan.com, then clicking on the event icon.  Following the live webcast, an archived version of the presentation will be available at the same URL.

About Elan Corporation, plc
Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by bringing innovations in science to fill significant unmet medical needs. Elan shares trade on the New York and Irish Stock Exchanges. For additional information about the company, please visit www.elan.com.

Source: Elan Corporation, plc

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